UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

February 23, 2012

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-169119) OF BARCLAYS BANK PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

The Report comprises the following:

Exhibit No.	Description
1.1	Underwriting Agreement—Standard Provisions, dated October 6, 2010, incorporated by reference to the Form 6-K filed by Barclays Bank PLC on October 14, 2010.

4.1	The form of Global Note for the 2.750% Senior Notes due 2015.

4.2	Officer’s Certificate pursuant to Sections 1.02 and 3.01 of the Senior Debt Securities Indenture.

5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to Barclays Bank PLC, as to the validity of the securities.

5.2	Opinion of Clifford Chance LLP, English counsel to Barclays Bank PLC, as to the validity of the securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 23, 2012	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 23, 2012	By:	/s/ Marie Smith
Name: Marie Smith
Title: Assistant Secretary